[Schawk, Inc. letterhead]

FOIA Confidential Treatment Requested by
Schawk, Inc. Pursuant to 17 C.F.R. 200.83
(with respect to certain portions of this response)

James J. Patterson
Senior Vice President and Chief Financial Officer
Tel: (847) 827-9494
Fax: (847) 827-1264

January 22, 2008

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549-3651
Attention:  Michael Fay

Re:	Schawk, Inc.
File No. 001-09335
Form 10-K for the fiscal year ended December 31, 2006
Form 10-Q for the quarterly period ended June 20, 2007
Form 10-Q for the quarterly period ended September 30, 2007

Ladies and Gentlemen:

Schawk, Inc. (the “Company”) hereby submits the following responses to the comments contained in the letter from Michael Fay of the Staff of the Securities and Exchange Commission (the “Commission”) dated December 17, 2007 (the “Comment Letter”) with respect to the above-referenced filings.

With respect to our response to comment 2 below, certain attachments supporting our response are being provided to the Staff on a confidential basis pursuant to 17 C.F.R.  § 200.83.

Please note the numbered items below correspond to the number of the corresponding comment (set forth in bold italics below) from the Comment Letter.

1. Refer to prior comment 3.  Although you have modified and expanded your disclosures in Critical Accounting Estimates, we still believe that the discussion can be enhanced further with some additional information that is relevant and meaningful to an investor’s understanding of your critical estimates.  Similar to the disclosure that you propose to provide for “accounts receivable” on the sensitivity to a change in estimates, assumptions or events, please also provide a sensitivity analysis for your other applicable critical accounting

Confidential Treatment of Certain Portions of the
Attachments Being Provided in Response to Comment 2
Requested by Schawk, Inc. Pursuant to Rule 83

U.S. Securities and Exchange Commission
Division of Corporate Finance
January 22, 2008

estimates.  For example, the impairment of long-lived assets, goodwill and other acquired intangible assets can provide discussion of the amount of specified level of change in your material assumptions and estimates for which an amount of impairment of these assets is likely to occur.  Please revise accordingly.

In response to the Staff’s comments, we will include in future quarterly and annual reports, as applicable, a sensitivity analysis for our other applicable critical accounting estimates related to the impairment of long-lived assets, goodwill and other acquired intangible assets similar to the disclosure for accounts receivable.

2. Refer to prior comment 8.  Please provide a more comprehensive analysis to support the 15-year average customer relationship life and also provide any underlying valuation.  In your response, tell us if these are non contractual customer relationships or whether they were established through contractual relationships.  If they were established through contractual relationships, tell us the average term of the contracts.  Refer to paragraphs A18 through A21 of SFAS 141 for guidance.

The majority of the customer relationship intangible asset value as of December 31, 2006 was established through contractual relationships. The average term of the contracts is approximately three years, but these customers have had long term relationships with the Company or its predecessor companies. With regard to the Staff’s request for additional information supporting our 15-year average customer relationship life, we have attached a more comprehensive analysis performed for the Company’s largest customer relationship intangible asset value, recorded in connection with the Company’s acquisition of Seven Worldwide in January of 2005. This analysis represents a calculation of a weighted average customer relationship life of all customer relationships acquired with annual revenue greater than $250,000 based upon each customer’s years of service as customers of Seven Worldwide. (see Attachment No. 1). We have also attached an excerpt from the underlying third-party valuation performed (see Attachment No. 1A). We are requesting confidential treatment of certain portions of Attachments No. 1 and 1A pursuant to Rule 83. Both the Company’s analysis and the underlying third party valuation support the use of a 15 year weighted average useful life.

3. Refer to prior comment 9.  Please provide the detail analysis referred to in your response to support your assertion that only immaterial costs were ultimately deemed non capitalizable.

The Company concluded, based upon a detailed review of the hours and costs included in its overhead pool that it was incorrectly capitalizing in inventory indirect employee hours not charged to jobs relating to training, research and certain pre and post closing job activities. The Company estimated the percentage of these costs capitalized for each category of non capitalizable costs and applied this percentage to the total indirect labor capitalized as overhead in inventory for each respective reporting period to determine the amount incorrectly capitalized. The Company also determined based upon its review that it was incorrectly capitalizing general

Confidential Treatment of Certain Portions of the
Attachments Being Provided in Response to Comment 2
Requested by Schawk, Inc. Pursuant to Rule 83

U.S. Securities and Exchange Commission
Division of Corporate Finance
January 22, 2008

and administrative costs of its plant accounting department in inventory. The Company estimated the percentage of these costs capitalized and applied this percentage to the total amount of labor and overhead in inventory for each respective reporting period to determine the amount incorrectly capitalized. The Company no longer capitalizes any of these costs in inventory. The Company concluded that the costs identified as non capitalizable by period (see Attachment No. 2) were immaterial to the Company’s consolidated financial statements and results of operations and did not require adjustment to or disclosure in such consolidated financial statements.

4.            Please tell us in greater detail the facts and circumstances surrounding the $4,200,000 adjustment in the third quarter of 2007 to write-off internally developed software costs that had previously been capitalized in error.  In your response, tell us the prior periods in which the costs were capitalized and provide us the analysis referred to in your disclosure that supports your assertion that the errors were not material to any individual prior period.

The Company recorded an adjustment of $4.2 million in the third quarter of 2007 to write off internally developed software costs that had previously been capitalized. The Company was capitalizing employee labor costs before technological feasibility was achieved which was not in accordance with Statement of Financial Accounting Standards No. 86 “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. The costs were capitalized as part of the work performed by its Digital Solutions business, which develops software solutions for the marketing services departments of consumer products companies and pharmaceutical companies. Digital Solutions works with clients to organize their digital assets, streamline their internal workflow and improve efficiency. The Digital Solutions business represented approximately 1.4 percent of the Company’s consolidated net sales for the nine months ended September 30, 2007. The Company performed an evaluation to determine if the errors resulting from incorrectly capitalizing these internally developed software costs were material to any individual prior period, or if correcting these errors in 2007 is material to the 2007 expected annual results, taking into account the requirements of SEC Staff Accounting Bulletin No. 99, “Materiality”, SEC Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” and Accounting Principles Board Opinion No. 28 “Interim Financial Reporting.”

Based on this analysis, the Company concluded the errors were not material to consolidated net income, or any individual consolidated financial statement line items in any individual prior year period on a standalone basis or together with the aggregate of all other unadjusted errors in each respective period and, therefore, the correction of the error did not require previously filed financial statements to be restated.  The Company also determined that the quantitative effect of recording the entire amount of the error in 2007 would be immaterial to the projected 2007 full year estimated net income and earnings per share. In accordance with APB 28 paragraph 29, the Company considered the impact of the error on the interim periods of 2007 and the comparable prior year interim periods of 2006. Since the relationship of the amounts capitalized to the consolidated net income was fairly consistent in each interim period, trends were not altered as a result of the error and the Company therefore concluded that the

Confidential Treatment of Certain Portions of the
Attachments Being Provided in Response to Comment 2
Requested by Schawk, Inc. Pursuant to Rule 83

U.S. Securities and Exchange Commission
Division of Corporate Finance
January 22, 2008

error did not materially misstate any interim period financial statements taken as a whole. (See Attachment No. 3 for the quantitative calculations performed).

The Company also considered the following qualitative factors in determining that the error was immaterial to the consolidated financial statements; (i) the misstatement did not mask a change in earnings or other trends, as the item was consistently growing from a very immaterial amount over time at the same time as the Company overall was growing.  Comparing the impact on a quarter to quarter basis and on a year over year basis does not change any trends in costs or earnings; (ii) the misstatement did not hide a failure to meet analysts’ expectations; (iii) the misstatement was in a portion of the business that is unique to the overall business and only represents 1.4% of the consolidated revenues of the Company.  In addition, the results of operations of the Digital Solutions business are not mentioned in the Company’s Management Discussion and Analysis in filings with the Commission due to the immaterial size of the business in relation to the Company’s total business; and (iv) the misstatement did not affect the Company’s compliance with any loan covenants or other contractual requirements.

Internally developed software costs incurred subsequent to June 30, 2007 have been and will continue to be expensed as incurred because the nature of the Company’s Digital Solutions business is such that majority of the costs incurred to develop software to be sold to customers is incurred before technological feasibility is achieved.

The Company’s Acknowledgement:

In connection with the foregoing responses, the Company acknowledges that:

(1)            the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

(2)            staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)            the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Confidential Treatment of Certain Portions of the
Attachments Being Provided in Response to Comment 2
Requested by Schawk, Inc. Pursuant to Rule 83

U.S. Securities and Exchange Commission
Division of Corporate Finance
January 22, 2008

We believe the foregoing provides a complete response to the Comment Letter, but please do not hesitate to contact the undersigned with any questions or comments.

Very truly yours,
/s/James J. Patterson
James J. Patterson
Senior Vice President and Chief Financial Officer

Enclosures

Confidential Treatment of Certain Portions of the
Attachments Being Provided in Response to Comment 2
Requested by Schawk, Inc. Pursuant to Rule 83

ATTACHMENT NO. 1

Schawk, Inc.
ATTACHMENT No. 1
Weighted Average Life of Customer Relationships Acquired

Customer Name	Annual Sales	Years of Service	Weighted Average (Sales x Years)
[***]	[***]	35	[***]
[***]	[***]	6	[***]
[***]	[***]	19	[***]
[***]	[***]	9	[***]
[***]	[***]	17	[***]
[***]	[***]	8	[***]
[***]	[***]	4	[***]
[***]	[***]	8	[***]
[***]	[***]	30	[***]
[***]	[***]	15	[***]
[***]	[***]	5	[***]
[***]	[***]	5	[***]
[***]	[***]	17	[***]
[***]	[***]	16	[***]
[***]	[***]	35	[***]
[***]	[***]	10	[***]
[***]	[***]	2	[***]
[***]	[***]	7	[***]
[***]	[***]	20	[***]
[***]	[***]	11	[***]
[***]	[***]	11	[***]
[***]	[***]	7	[***]
[***]	[***]	7	[***]
[***]	[***]	14	[***]
[***]	[***]	20	[***]
[***]	[***]	30	[***]
[***]	[***]	7	[***]
[***]	[***]	3	[***]
[***]	[***]	60	[***]
[***]	[***]	3	[***]
[***]	[***]	15	[***]
[***]	[***]	3	[***]
[***]	[***]	4	[***]
[***]	[***]	5	[***]
[***]	[***]	16	[***]
[***]	[***]	9	[***]
[***]	[***]	24	[***]
[***]	[***]	6	[***]
[***]	[***]	15	[***]
[***]	[***]	4	[***]
[***]	[***]	25	[***]
[***]	[***]	12	[***]
[***]	[***]	27	[***]
[***]	[***]	10	[***]
[***]	[***]	2	[***]
[***]	[***]	10	[***]
[***]	[***]	7	[***]
[***]	[***]	12	[***]
[***]	[***]	10	[***]
[***]	[***]	12	[***]
[***]	[***]	4	[***]
[***]	[***]	6	[***]
[***]	[***]	5	[***]
[***]	[***]	4	[***]
[***]	[***]	4	[***]
[***]	[***]	13	[***]
[***]	[***]	5	[***]
[***]	[***]	17	[***]
[***]	[***]	2	[***]
[***]	[***]	5	[***]
[***]	[***]	30	[***]
[***]	[***]	3	[***]
[***]	[***]	17	[***]

Confidential Treatment of Certain Portions of this Attachment in Response to Comment 2 Requested by Schawk, Inc. Pursuant to Rule 83

Customer Name	Annual Sales	Years of Service	Weighted Average (Sales x Years)
[***]	[***]	35	[***]
[***]	[***]	23	[***]
[***]	[***]	7	[***]
[***]	[***]	3	[***]
[***]	[***]	10	[***]
[***]	[***]	9	[***]
[***]	[***]	25	[***]
[***]	[***]	8	[***]
[***]	[***]	7	[***]
[***]	[***]	7	[***]
[***]	[***]	35	[***]
[***]	[***]	2	[***]
[***]	[***]	7	[***]
[***]	[***]	18	[***]
[***]	[***]	9	[***]
[***]	[***]	3	[***]
[***]	[***]	5	[***]
[***]	[***]	15	[***]
[***]	[***]	2	[***]
[***]	[***]	4	[***]
[***]	[***]	9	[***]
[***]	[***]	5	[***]
[***]	[***]	4	[***]
[***]	[***]	5	[***]
[***]	[***]	27	[***]
[***]	[***]	13	[***]
[***]	[***]	5	[***]
[***]	[***]	3	[***]
[***]	[***]	9	[***]
[***]	[***]	7	[***]
[***]	[***]	11	[***]
[***]	[***]	5	[***]
[***]	[***]	1	[***]
[***]	[***]	2	[***]
[***]	[***]	2	[***]
[***]	[***]	17	[***]
[***]	[***]	9	[***]
[***]	[***]	14	[***]
[***]	[***]	8	[***]
[***]	[***]	2	[***]
[***]	[***]	2	[***]
[***]	[***]	25	[***]
[***]	[***]	11	[***]
[***]	[***]	2	[***]
[***]	[***]	3	[***]
[***]	[***]	31	[***]
[***]	[***]	7	[***]
[***]	[***]	12	[***]
[***]	[***]	7	[***]
[***]	[***]	2	[***]
[***]	[***]	6	[***]
[***]	[***]	25	[***]
[***]	[***]	8	[***]
[***]	[***]	5	[***]
[***]	[***]	7	[***]
[***]	[***]	2	[***]
[***]	[***]	3	[***]
[***]	[***]	35	[***]
[***]	[***]	8	[***]
[***]	[***]	25	[***]
[***]	[***]	21	[***]
[***]	[***]	5	[***]
[***]	[***]	4	[***]
[***]	[***]	11	[***]
[***]	[***]	5	[***]
[***]	[***]	9	[***]
[***]	[***]	17	[***]
[***]	[***]	3	[***]
[***]	[***]	5	[***]
[***]	[***]	28	[***]

Confidential Treatment of Certain Portions of this Attachment in Response to Comment 2 Requested by Schawk, Inc. Pursuant to Rule 83

Customer Name	Annual Sales	Years of Service	Weighted Average (Sales x Years)
[***]	[***]	7	[***]
[***]	[***]	8	[***]
[***]	[***]	1	[***]
[***]	[***]	27	[***]
[***]	[***]	6	[***]
[***]	[***]	8	[***]
[***]	[***]	15	[***]
[***]	[***]	30	[***]
[***]	[***]	35	[***]
[***]	[***]	16	[***]
[***]	[***]	1	[***]
[***]	[***]	35	[***]
[***]	[***]	2	[***]
[***]	[***]	10	[***]
[***]	[***]	12	[***]
[***]	[***]	26	[***]
[***]	[***]	2	[***]
[***]	[***]	17	[***]
[***]	[***]	3	[***]
[***]	[***]	25	[***]
[***]	[***]	6.5	[***]
[***]	[***]	2	[***]
[***]	[***]	9	[***]
[***]	[***]	10	[***]
[***]	[***]	35	[***]
[***]	[***]	7	[***]
[***]	[***]	7	[***]
[***]	[***]	4	[***]
[***]	[***]	27	[***]
[***]	[***]	6	[***]
[***]	[***]	37	[***]
[***]	[***]	27	[***]
[***]	[***]	35	[***]
[***]	[***]	25	[***]
[***]	[***]	5	[***]
[***]	[***]	15	[***]
[***]	[***]	9	[***]
[***]	[***]	1	[***]
[***]	[***]	5	[***]
[***]	[***]	25	[***]
[***]	[***]	4	[***]
[***]	[***]	3	[***]
[***]	[***]	30	[***]
[***]	[***]	3	[***]
[***]	[***]	2	[***]
[***]	[***]	6	[***]
[***]	[***]	39	[***]
[***]	[***]	30	[***]
[***]	[***]	10	[***]
[***]	[***]	5	[***]
[***]	[***]	6	[***]
[***]	[***]	7	[***]
[***]	[***]	4	[***]
[***]	[***]	2	[***]
[***]	[***]	25	[***]
[***]	[***]	15	[***]
[***]	[***]	2	[***]
[***]	[***]	35	[***]
[***]	[***]	35	[***]

	[***]		[***]
			15 years

Confidential Treatment of Certain Portions of this Attachment in Response to Comment 2 Requested by Schawk, Inc. Pursuant to Rule 83

ATTACHMENT 1A

CUSTOMER RELATIONSHIPS

We have valued customer relationships for the following Seven subsidiaries: ABD Group, Inc., Ambrosi & Associates, Inc., Seven Worldwide, Inc., Seven Retail Group, Inc., Seven Seattle, Inc., Seven Evanston, Inc., Seven Sidney Pty Ltd., Seven Worldwide (UK). Ltd., Seven Orlando, Inc., and Seven North American, Inc.

In addition, for Seven Worldwide, Inc., and Seven North America, Inc., we have separated and valued customer relationships related to Seven Publications.

Seven provides services across a variety of industries, including retail, publishing, pharmaceutical, advertising, consumer goods, and entertainment. Within these industries, Seven works with some of the world's leading brands, such as [***].

Seven generates revenue by creating, producing, and managing pages, packaging, out-of-home signage, and e-content for these companies through its subsidiaries. Pages include advertising, FSI/Circulars, catalogs, direct mail, marketing collateral, books, periodicals, and presentations.  Packaging comprises of cans, cartons, and flexible packages. Out-of-home signage includes point-of-sales outdoor/large format. E-content includes website content, interactive adverting, e-commerce, and internal and B-2B trade content.

We have valued and performed a life analysis of each customer relationships acquired by Schawk.  A description of the approach is detailed below.

The excess earnings approach was used to value the customer relationships. This approach is a form of the income approach. It is used to analyze the earnings contribution of the intellectual property/intangible assets. Excess earnings are defined as residual earnings after providing for appropriate returns on the other identifiable assets. The following summarizes the methodology employed:

•	Determine the life characteristics and expected attrition of the relationships.
•	Estimate the future earnings to be generated by the relationships over their remaining useful lives.
•	Calculate the present value of future earnings by discounting at a risk-adjusted discount rate.

Projected Revenue and Operating Cash Flows

Seven generates revenue by creating, producing, and managing pages, packaging, out-of-home signage, and e-content for its clients through its subsidiaries. The projected revenues used in the income approach are based upon Management's estimates of the future revenues generated by the customer relationships (see Exhibit). In valuing the customer relationships, it is important to capture the revenue streams directly related to the customers.

The expected cost of sales and operating expenses are subtracted from revenue to determine operating profit. Next, the operating cash flows are tax affected and charges for the contributory assets are subtracted from the cash flows (see section below). The cash flows are then discounted

Confidential Treatment of Certain Portions of this Attachment in Response to Comment 2 Requested by Schawk, Inc. Pursuant to Rule 83

to their present value equivalents at an appropriate discount rate to determine the fair value of the customer relationships.

Discount Rate of Customer Relationships

An after-tax discount rate of 17 percent was applied to the customer relationships’ cash flows.  This rate was determined, in part, by using a weighted average cost of capital (based upon guideline companies) plus an addition factor to incorporate the risk associated with intangible assets (Exhibit).

Charges for Use of Other Intangibles

The revenues earned by the customer relationships represent the return on all the assets employed in the generation of those revenues, including tangible assets as well as identifiable intangible assets. The total return earned by the customer relationships must provide a return on each acquired asset that is consistent with the value and the relative risk of the asset. To separately value the customer relationships, the value and required rate of return for other identifiable assets must be determined. The required returns on these other assets are “charged to” (deducted from) the cash flows in the model to determine the returns specifically earned by the customer relationships.

As part of our analysis, we determined individual rates of return applicable to each acquired asset or asset class and estimated the effective “capital charge” to be applied to the cash flows generated by the acquired customer relationships. Capital charges for ABD (Exhibit 2.5) and Ambrosi (Exhibit 3.5) customer relationships are made for returns related to the following:

•	Net working capital
•	Tangible assets
•	Assembled workforce
•	Trade name
•	Developed technology-Team Base
•	Developed technology-MAPP

Capital charges (Exhibits 4.5 through 11.5) for the Seven North America, Seven UK, Seven Australia, Seven Orlando, Seven Seattle, Seven Evanston, Seven Retail Group and Seven Worldwide customer relationships are made for returns related to the following:

•	Net working capital
•	Tangible assets
•	Assembled workforce
•	Trade name

Life Analysis of Customer Relationships

KPMG used information provided by Management regarding attrition rates and average lives of each of the customer relationships. Management provided us with retention rates based upon their analysis of historical information. Historically, the level of attrition rates for the relationships has been relatively stable. According to Management, average historical customer retention rates ranged between 90 and 95 percent for Seven’s subsidiaries. Additionally, we were provided with the number of years that certain key relationships have been in existence with Seven. This information corroborated the attrition rates. Once the attrition rate was calculated for each entity being valued, we formulated a survival curve for the relationships.

Comparison of the Observed Curve to the Standardized Curves

Standardized survival curves are used to project future retirement patterns of acquired property.  The curves are precise mathematical functions from which various relationships between the average expected life, the current age, and the expected useful life of a property can be derived.  The development of these relationships is generally not possible using observed survival curves  which have not been smoothed into mathematical functions and sometimes include only partial information. By comparing the observed data to standardized survival curves, we can choose a standardized survival curve that most closely matches the historical observed data. The standardized curve then becomes a proxy of the observed data, reflecting the retirement characteristics of the observed property.

We statistically matched the observed curve to the standardized curves to determine which standardized curve best fits the observed curve. The sets of standardized curves that we selected are known as “Iowa curves.” Studies at Iowa State University over the last 70 years have lead to the development of 31 curves to fit retirement data to standard mathematical functions. The Iowa curves are based on actual observed retirements of different types of property over the 70-year period of time the studies were conducted. The curve fitting measures we used included relevant statistical tests and visual curve fitting. In this comparison, the best fit was defined to be the Iowa curve which had the least sum of squared differences between the standard curve and the observed curve. In this case, the “03” Iowa curve best described Seven’s historical experience with their customer relationships. Using this methodology we estimate the average remaining useful life of the acquired customer relationships for each entity being valued as of the Valuation Date.

Summary of Findings

Applying the approach described above, KPMG has determined the fair value of the customer relationships as follow:

Customer Relationships	Fair Value($)	Life (Years)	Exhibits
[***]	1,827,984	15	2.0
[***]	671,509	15	3.0
[***]*	2,097,031	14	4.0
[***]	1,536,889	16	5.0
[***]	5,034,757	14	6.0
[***]	59,573	10	7.0
[***]*	21,136,504	15	8.0
[***]	893,653	10	9.0
[***]	16,728	10	10.0
[***]	5,896,943	18	11.0
Note: * Represents total customer relationships including Seven Publications

Confidential Treatment of Certain Portions of this Attachment in Response to Comment 2 Requested by Schawk, Inc. Pursuant to Rule 83

Schawk, Inc. Valuation of Intangible Assets of [***] Valuation Date: February 1, 2005	Exhibit 2.0 Summary (1)

		Remaining Useful Life (Years) (3)
Business Enterprise Value (2)	15,091
Plus: Assumed Liability	-
Adjusted Business Enterprise Value	15,091
Net Working Capital	5,780
Fair Value of Tangible Assets
Land (2)	545	NA
Buildings (2)	855	Various
Property, Plant & Equipment (2)	976	Various
Other Assets	458	NA
Fair Value of Intangible Assets (2)
Developed Technology - Team-Base	205	3
Developed Technology – MAPP	22	3
Customer Relationships	1,828	15
Goodwill	4,422
Notes:
(1)	This exhibit has been prepared on the basis of information set forth in the attached exhibits. It must be read in conjunction with all other exhibits included herein.
(2)	Per KPMG valuation.
(3)	Lives listed are suggested lives only. The lives for financial reporting purposes should be determined in conjunction with the Company's Auditors.

Confidential Treatment of Certain Portions of this Attachment in Response to Comment 2 Requested by Schawk, Inc. Pursuant to Rule 83

Schawk, Inc. Valuation of Intangible Assets of [***] Valuation Date: February 1, 2005	Exhibit 2.8 Customer Relationships

Customer Relationships
Use Cost Structure:	1		Partial Yr.	Forecast
			2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Revenue
Revenue Growth
Cost of Sales
COGS
Total Cost of Sales
Gross Profit
Gross Profit (%)
Total Operating Expenses
Operating Income
Operating Income (%)
Income Tax @	35%
Net Operating Income
Net Income (%)
Contributory Asset Charges
Capital Asset Charge
Developed Technology - Team-Base	n	2.41%						[***]
Developed Technology – MAPP	n	0.48%
Tradename	n	0.33%
Workforce Charge
Total Capital Charges
Incremental Operating Income
Survivorship (relating to start)
Growth Rate Adjustment Factor
Adjustment Factor
Surviving Operating Revenue
Discount Period (Years)
Discount Rate/Factor	17%
Present Value of Incremental Op. Income
Sum of Present Value of Adj. Operating Income
Section 197 Tax Benefit
Fair Value of Customer Relationships			$1,828

Confidential Treatment of Certain Portions of this Attachment in Response to Comment 2 Requested by Schawk, Inc. Pursuant to Rule 83

Schawk, Inc. Valuation of Intangible Assets of [***] Valuation Date: February 1, 2005	Exhibit 3.0 Summary (1)

		Remaining Useful Life (Years) (3)
Business Enterprise Value (2)	22,258
Plus: Assumed Liability	117
Adjusted Business Enterprise Value	22,375
Net Working Capital	3,252
Fair Value of Tangible Assets
Land (2)	4,200	NA
Buildings (2)	280	Various
Property, Plant & Equipment (2)	4,084	Various
Leasehold Improvement Value (2)	(4,528)	NA
Other Assets	39	NA
Fair Value of Intangible Assets (2)
Developed Technology - Team-Base	438	3
Developed Technology – MAPP	48	3
Customer Relationships	672	15
Trade Name	308	2
Goodwill	13,583
Notes:
(1)	This exhibit has been prepared on the basis of information set forth in the attached exhibits. It must be read in conjunction with all other exhibits included herein.
(2)	Per KPMG valuation.
(3)	Lives listed are suggested lives only. The lives for financial reporting purposes should be determined in conjunction with the Company's Auditors.

Confidential Treatment of Certain Portions of this Attachment in Response to Comment 2 Requested by Schawk, Inc. Pursuant to Rule 83

Schawk, Inc. Valuation of Intangible Assets of [***] Valuation Date: February 1, 2005	Exhibit 3.8 Customer Relationships

Customer Relationships
Use Cost Structure:	1	Partial Yr.	Forecast
		2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
Revenue
Revenue Growth
Cost of Sales
COGS
Total Cost of Sales
Gross Profit
Gross Profit (%)
Total Operating Expenses
Operating Income
Operating Income (%)
Income Tax @	35%
Net Operating Income
Net Income (%)
Contributory Asset Charges
Capital Asset Charge
Tradename – [***]
Developed Technology – Team-Base							[***]
Developed Technology – MAPP
Workforce Charge
Total Capital Charges
Incremental Operating Income
Survivorship (relating to start)
Growth Rate Adjustment Factor
Adjustment Factor
Surviving Operating Revenue
Discount Period (Years)
Discount Rate/Factor	17%
Present Value of Incremental Op. Income
Sum of Present Value of Adj. Operating Income
Section 197 Tax Benefit
Fair Value of Customer Relationships		672
Revenue
	1.00%	100%	99%	95%	92%	88%	85%	82%	80%	78%	75%	74%	72%	71%

Confidential Treatment of Certain Portions of this Attachment in Response to Comment 2 Requested by Schawk, Inc. Pursuant to Rule 83

Schawk, Inc. Valuation of Intangible Assets of [***] Valuation Date: February 1, 2005	Exhibit 4.0 Summary (1)

		Remaining Useful Life (Years)(3)
Business Enterprise Value (2)	32,477
Plus: Assumed Liability	23,828
Adjusted Business Enterprise Value	56,305
Net Working Capital	(1,684)
Fair Value of Tangible Assets
Land (2)	4,350	NA
Buildings (2)	5,080	Various
Property, Plant & Equipment (2)	7,575	Various
Construction in Progress	136	NA
Leasehold Improvement Value (2)	(3,801)	NA
Other Assets	308	NA
Intangible Assets (2)
Customer Relationship	868	14
Customer Relationship – Publications	1,229	14
Trade Name – [***]	85	15
Goodwill	42,160
Notes:
(1)	This exhibit has been prepared on the basis of information set forth in the attached exhibits. It must be read in conjunction with all other exhibits included herein.
(2)	Per KPMG valuation.
(3)	Lives listed are suggested lives only. The lives for financial reporting purposes should be determined in conjunction with the Company's Auditors.

Confidential Treatment of Certain Portions of this Attachment in Response to Comment 2 Requested by Schawk, Inc. Pursuant to Rule 83

Schawk, Inc. Valuation of Intangible Assets of [***] Valuation Date: February 1, 2005	Exhibit 4.8 Customer Relationship

Customer Relationship
Use Cost Structure:	1		Partial Yr.	Forecast
			2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Revenue
Revenue Growth
Cost of Sales
COGS
Total Cost of Sales
Gross Profit
Gross Profit (%)
Operating Expenses
SG&A
Total Operating Expenses
Operating Income
Operating Income (%)
Income Tax @	35%
Net Operating Income
Net Income (%)
Contributory Asset Charges
Capital Asset Charge
Trade Name – [***]	n	0.33%
Workforce Charge
Total Capital Charges								[***]
Incremental Operating Income
Survivorship (relating to start)
Growth Rate Adjustment Factor
Adjustment Factor
Surviving Operating Revenue
Discount Period (Years)
Discount Rate/Factor	17%
Present Value of Incremental Op. Income
Sum of Present Value of Adj. Operating Income
Section 197 Tax Benefit
Fair Value of Project			$868

Confidential Treatment of Certain Portions of this Attachment in Response to Comment 2 Requested by Schawk, Inc. Pursuant to Rule 83

Schawk, Inc. Valuation of Intangible Assets of [***] Valuation Date: February 1, 2005	Exhibit 5.0 Summary (1)

		Remaining Useful Life (Years) (3)
Business Enterprise Value (3)	12,950
Plus: Assumed Liability	0
Adjusted Business Enterprise Value	12,950
Net Working Capital	1,900
Fair Value of Tangible Assets
Land (2)	991	NA
Buildings (2)	4,779	Various
Property, Plant & Equipment (2)	645	Various
Construction in Progress	602	NA
Fair Value of Intangible Assets (2)
Customer Relationship	1,537	16
Trade Name – [***]	2,471	15
Goodwill	25
Notes:
(1)	This exhibit has been prepared on the basis of information set forth in the attached exhibits. It must be read in conjunction with all other exhibits included herein.
(2)	Per KPMG valuation.
(3)	Lives listed are suggested lives only. The lives for financial reporting purposes should be determined in conjunction with the Company's Auditors.

Confidential Treatment of Certain Portions of this Attachment in Response to Comment 2 Requested by Schawk, Inc. Pursuant to Rule 83

Schawk, Inc. Valuation of Intangible Assets of [***] Valuation Date: February 1, 2005	Exhibit 5.8 Customer Relationship

Customer Relationship
Use Cost Structure:	1	Partial Yr.	Forecast
		2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Revenue
Revenue Growth
Cost of Sales
COGS
Total Cost of Sales
Gross Profit
Gross Profit (%)
Operating Expenses
Advertising
SG&A
Total Operating Expenses
Operating Income
Operating Income (%)
Income Tax @	35%
Net Operating Income
Net Income (%)						[***]
Contributory Asset Charges
Capital Asset Charge
Trade Name – [***]	1.30%
Workforce Charge
Total Capital Charges
Incremental Operating Income
Survivorship (relating to start)
Growth Rate Adjustment Factor
Adjustment Factor
Surviving Operating Revenue
Discount Period (Years)
Discount Rate/Factor	17%
Present Value of Incremental Op. Income
Sum of Present Value of Adj. Operating Income
Section 197 Tax Benefit
Fair Value of Customer Relationships		$1,537

Confidential Treatment of Certain Portions of this Attachment in Response to Comment 2 Requested by Schawk, Inc. Pursuant to Rule 83

Schawk, Inc.	Exhibit 6.0
Valuation of Intangible Assets of [***]	Summary(1)
Valuation Date: February 1, 2005

		Remaining Useful Life (Years)(3)
Business Enterprise Value(2) Plus Assumed Liability	11,959 —
Adjusted Business Enterprise Value	11,959
Net Working Capital	2,702
Fair Value of Tangible Assets Property, Plant & Equipment(2)	369	Various
Other Assets	36	NA
Fair Value of Intangible Assets(2)
Customer Relationships	5,035	14
Goodwill	3,818
Notes:
(1)	This exhibit has been prepared on the basis of information set forth in the attached exhibits. It must be read in conjunction with all other exhibits included herein.
(2)	Per KPMG valuation.
(3)	Lives listed are suggested lives only. The lives for financial reporting purposes should be determined in conjunction with the Company's Auditors.

Confidential Treatment of Certain Portions of this Attachment in Response to Comment 2 Requested by Schawk, Inc. Pursuant to Rule 83

Schawk, Inc.						Exhibit 6.7
Valuation of Intangible Assets of [***]						Customer Relationships
Valuation Date: February 1, 2005
Customer Relationships
Use Cost Structure:	1		Partial Yr.	Forecast
			2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Revenue
Revenue Growth
Cost of Sales
COGS
Total Cost of Sales
Gross Profit
Gross Profit (%)
Operating Expenses
Advertising
SG&A
Total Operating Expenses									,
Operating Income
Operating Income (%)
Income Tax @	35%
Net Operating Income
Net Income (%)
Contributory Asset Charges
Capital Asset Charge							[***]
Royalty Asset 1	n	0.33%
Workforce Charge
Total Capital Charges
Incremental Operating Income
Survivorship (relating to start)
Growth Rate Adjustment Factor
Adjustment Factor
Surviving Operating Revenue
Discount Period (Years)
Discount Rate/Factor	17%
Present Value of Incremental Op. Income
Sum of Present Value of Adj. Operating Income
Section 197 Tax Benefit
Fair Value of Customer Relationships			$5,035

Confidential Treatment of Certain Portions of this Attachment in Response to Comment 2 Requested by Schawk, Inc. Pursuant to Rule 83

Schawk, Inc.	Exhibit 7.0
Valuation of Intangible Assets of [***]	Summary(1)
Valuation Date: February 1, 2005

		Remaining Useful Life (Years)(3)
Business Enterprise Value(2)	1,255
Plus Assumed Liability	—
Adjusted Business Enterprise Value	1,255
Net Working Capital	1,013
Fair Value of Tangible Assets Property, Plant & Equipment(2)	58	Various
Leasehold Improvement Value(2)	(22)	NA
Fair Value of Intangible Assets(2)
Customer Relationship	60	10
Trade Name – [***]	144	15
Goodwill	2
Notes:
(1)	This exhibit has been prepared on the basis of information set forth in the attached exhibits. It must be read in conjunction with all other exhibits included herein.
(2)	Per KPMG Valuation.
(3)	Lives listed are suggested lives only. The lives for financial reporting purposes should be determined in conjunction with the Company's Auditors.

Confidential Treatment of Certain Portions of this Attachment in Response to Comment 2 Requested by Schawk, Inc. Pursuant to Rule 83

Schawk, Inc.	Exhibit 7.8
Valuation of Intangible Assets of [***]	Customer Relationships
Valuation Date: February 1, 2005
Customer Relationships

Use Cost Structure:	1		Partial Yr.	Forecast
			2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Revenue
Revenue Growth
Cost of Sales
COGS
Total Cost of Sales
Gross Profit
Gross Profit (%)
Operating Expenses
SG&A
Total Operating Expenses
Operating Income
Operating Income (%)
Income Tax @	35%
Net Operating Income
Net Income (%)
Contributory Asset Charges
Capital Asset Charge
Trade Name - [***]	n	0.33%
Workforce Charge
Total Capital Charges							[***]
Incremental Operating Income
Survivorship (relating to start)
Growth Rate Adjustment Factor
Adjustment Factor
Surviving Operating Revenue
Discount Period (Years)
Discount Rate/Factor	17%
Present Value of Incremental Op. Income
Sum of Present Value of Adj. Operating Income
Section 197 Tax Benefit
Fair Value of Customer Relationships			$60

Confidential Treatment of Certain Portions of this Attachment in Response to Comment 2 Requested by Schawk, Inc. Pursuant to Rule 83

Schawk, Inc.	Exhibit 8.0
Valuation of Intangible Assets of [***]	Summary(1)
Valuation Date: February 1, 2005

		Remaining Useful Life (Years)(3)
Business Enterprise Value (2)	57,734
Plus Assumed Liability	4,893
Adjusted Business Enterprise Value	62,628
Net Current Assets	7,292
Fair Value of Tangible Assets Property, Plant & Equipment(2)	4,442	Various
Construction in Progress	92	NA
Other Assets	199	NA
Fair Value of Intangible Assets(2)
Customer Relationships – [***]	12,066	15
Customer Relationships – [***]	9,070	15
Trade Name – [***]	905	15
Goodwill	28,561
Notes:
(1)	This exhibit has been prepared on the basis of information set forth in the attached exhibits. It must be read in conjunction with all other exhibits included herein.
(2)	Per KPMG Valuation.
(3)	Lives listed are suggested lives only. The lives for financial reporting purposes should be determined in conjunction with the Company's Auditors.

Confidential Treatment of Certain Portions of this Attachment in Response to Comment 2 Requested by Schawk, Inc. Pursuant to Rule 83

Schawk, Inc.	Exhibit 8.8
Valuation of Intangible Assets of [***]	Customer Relationships - Seven North America
Valuation Date: February 1, 2005
Customer Relationships - Seven North America
Use Cost Structure:	1		Partial Yr.	Forecast
			2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Revenue
Revenue Growth
Cost of Sales
COGS
Total Cost of Sales
Gross Profit
Gross Profit (%)
Operating Expenses
Advertising
SG&A
Total Operating Expenses
Operating Income
Operating Income (%)
Income Tax @	35%
Net Operating Income
Net Income (%)
Contributory Asset Charges
Capital Asset Charge							[***]
Trade Name	n	0.33%
Workforce Charge
Total Capital Charges
Incremental Operating Income
Survivorship (relating to start)
Growth Rate Adjustment Factor
Adjustment Factor
Surviving Operating Revenue
Discount Period (Years)
Discount Rate/Factor	17%
Present Value of Incremental Op. Income
Sum of Present Value of Adj. Operating Income
Section 197 Tax Benefit
Fair Value of Customer Relationships			$12,066

Confidential Treatment of Certain Portions of this Attachment in Response to Comment 2 Requested by Schawk, Inc. Pursuant to Rule 83

Schawk, Inc.		Exhibit 9.0
Valuation of Intangible Assets of [***]		Summary (1)
Valuation Date: February 1, 2005
		Remaining Useful Life (Years) (3)
Business Enterprise Value	2,924
Plus: Assumed Liability	-
Adjusted Business Enterprise Value	2,924
Net Working Capital	374
Fair Value of Tangible Assets
Land (2)	170	NA
Buildings (2)	950	Various
Property, Plant & Equipment (2)	96	Various
Fair Value of Intangible Assets (2)
Customer Relationship	894	10
Trade Name - [***]	117	15
Goodwill	324
Notes:
(1)	This exhibit has been prepared on the basis of information set forth in the attached exhibits. It must be read in conjunction with all other exhibits included herein.
(2)	Per KPMG Valuation.
(3)	Lives listed are suggested lives only. The lives for financial reporting purposes should be determined in conjunction with the Company's Auditors.

Confidential Treatment of Certain Portions of this Attachment in Response to Comment 2 Requested by Schawk, Inc. Pursuant to Rule 83

Schawk, Inc.				Exhibit 9.8
Valuation of Intangible Assets of [***]				Customer Relationships
Valuation Date: February 1, 2005
Customer Relationships
Use Cost Structure:	1		Partial Yr.	Forecast
			2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Revenue
Revenue Growth
Cost of Sales
COGS
Total Cost of Sales
Gross Profit
Gross Profit (%)
Operating Expenses
SG&A
Total Operating Expenses
Operating Income
Operating Income (%)
Income Tax @	35%
Net Operating Income
Net Income (%)
Contributory Asset Charges
Capital Asset Charge
Trade Name [***]	n	0.33%
Workforce Charge
Total Capital Charges							[***]
Incremental Operating Income
Survivorship (relating to start)
Growth Rate Adjustment Factor
Adjustment Factor
Surviving Operating Revenue
Discount Period (Years)
Discount Rate/Factor	17%
Present Value of Incremental Op. Income
Sum of Present Value of Adj. Operating Income
Section 197 Tax Benefit
Fair Value of Customer Relationships			$894

Confidential Treatment of Certain Portions of this Attachment in Response to Comment 2 Requested by Schawk, Inc. Pursuant to Rule 83

Schawk, Inc.		Exhibit 10.0
Valuation of Intangible Assets of [***]		Summary (1)
Valuation Date: February 1, 2005
		Remaining Useful Life (Years) (3)
Business Enterprise Value (2)	2,178
Plus: Assumed Liability	25
Adjusted Business Enterprise Value	2,203
Net Working Capital	334
Fair Value of Tangible Assets
Property, Plant & Equipment (2)	465	Various
Other Assets	251	N/A
Intangible Assets (2)
Customer Relationship	17	10
Goodwill	1,136
Notes:
(1)	This exhibit has been prepared on the basis of information set forth in the attached exhibits. It must be read in conjunction with all other exhibits included herein.
(2)	Per KPMG valuation.
(3)	Lives listed are suggested lives only. The lives for financial reporting purposes should be determined in conjunction with the Company's Auditors.

Confidential Treatment of Certain Portions of this Attachment in Response to Comment 2 Requested by Schawk, Inc. Pursuant to Rule 83

Schawk, Inc.				Exhibit 10.7
Valuation of Intangible Assets of [***]				Customer Relationship
Valuation Date: February 1, 2005
Customer Relationship
Use Cost Structure:	1		Partial Yr.	Forecast
			2005	2006	2007	2008	2009	2010	2011	2012	2013	2014
Revenue
Revenue Growth
Cost of Sales
COGS
Total Cost of Sales
Gross Profit
Gross Profit (%)
Operating Expenses
SG&A
Total Operating Expenses
Operating Income
Operating Income (%)
Income Tax @	35%
Net Operating Income
Net Income (%)
Contributory Asset Charges
Capital Asset Charge
Trade Name – [***]	n	0.33%
Workforce Charge
Total Capital Charges							[***]
Incremental Operating Income
Survivorship (relating to start)
Growth Rate Adjustment Factor
Adjustment Factor
Surviving Operating Revenue
Discount Period (Years)
Discount Rate/Factor	17%
Present Value of Incremental Op. Income
Sum of Present Value of Adj. Operating Income
Section 197 Tax Benefit
Fair Value of Customer Relationship			$17

Confidential Treatment of Certain Portions of this Attachment in Response to Comment 2 Requested by Schawk, Inc. Pursuant to Rule 83

Schawk, Inc.		Exhibit 11.0
Valuation of Intangible Assets of [***]		Summary (1)
Valuation Date: February 1, 2005
		Remaining Useful Life (Years) (3)
Business Enterprise Value (2)	36,175
Plus: Assumed Liability	14,479
Adjusted Business Enterprise Value	50,653
Net Working Capital	8,207
Fair Value of Tangible Assets
Property, Plant & Equipment (2)	1,963	Various
Leasehold Improvement Value (2)	(1,896)	NA
Other Assets	232	NA
Intangible Assets (2)
Customer Relationship	5,897	18
Goodwill	36,250
Notes:
(1)	This exhibit has been prepared on the basis of information set forth in the attached exhibits. It must be read in conjunction with all other exhibits included herein.
(2)	Per KPMG valuation.
(3)	Lives listed are suggested lives only. The lives for financial reporting purposes should be determined in conjunction with the Company's Auditors.

Confidential Treatment of Certain Portions of this Attachment in Response to Comment 2 Requested by Schawk, Inc. Pursuant to Rule 83

Schawk, Inc.				Exhibit 11.7
Valuation of Intangible Assets of [***]				Customer Relationship
Valuation Date: February 1, 2005
Customer Relationship
Use Cost Structure	1		Partial Yr.	Forecast
			2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016
Revenue
Revenue Growth
Cost of Sales
COGS
Total Cost of Sales
Gross Profit
Gross Profit (%)
Operating Expenses
SG&A
Total Operating Expenses
Operating Income
Operating Income (%)
Income Tax @	35%
Net Operating Income
Net Income (%)
Contributory Asset Charges
Capital Asset Charge
Trade Name – [***]	n	0.33%
Workforce Charge
Total Capital Charges							[***]
Incremental Operating Income
Survivorship (relating to start)
Growth Rate Adjustment Factor
Adjustment Factor
Surviving Operating Revenue
Discount Period (Years)
Discount Rate/Factor	17%
Present Value of Incremental Op. Income
Sum of Present Value of Adj. Operating Income
Section 197 Tax Benefit
Fair Value of Customer Relationship			$5,897

Confidential Treatment of Certain Portions of this Attachment in Response to Comment 2 Requested by Schawk, Inc. Pursuant to Rule 83

ATTACHMENT NO. 2
Schawk, Inc.
WIP Error Summary
(All dollar amounts are in thousands)

	June 30, 2007	Dec 31, 2006	June 30, 2006	Dec 31, 2005

Pre and Post closing job time incorrectly capitalized in WIP	$240	$223	$252	$218
Training incorrectly capitalized in WIP	201	188	211	183
Research time incorrectly capitalized in WIP	171	160	180	156
Plant G&A incorrectly capitalized in WIP	99	88	103	91
Total WIP error-pre tax	$711	$659	$746	$648

Tax affected (at US effective tax rate applicable for each period)	$425	$396	$448	$407

The Company estimated the amount of costs incorrectly capitalized by multiplying the indirect labor hours charged to each non capitalizable category  as a percentage of total chargeable hours obtained from its cost accounting/job costing system by the indirect labor capitalized in work in process inventory at the end of each reporting period.

 ATTACHMENT NO. 3

Schawk Inc                                                                   Prepared On:  11/7/2007
Income Statement Restatement including prior period adjustments not recorded
(Amounts in thousands except share amounts)

	As Reported	Year 2004 adj	As if Adjusted	As Reported	Year 2005 adj	As if Adjusted	As Reported	YTD 12-31-06 adj	As if Adjusted	As Reported	Projected YTD 12-31-07 adj	As if Adjusted
Net income from continuing operations	22,678	0	22,678	29,687	0	29,687	29,523	0	29,523	31,408	0	31,408

Total of unrecorded adjustments- after tax without software adjustment	0	(683)	(683)	0	(775)	(775)	0	1,314	1,314	0	(565)	(565)
Software adjustment - after tax	0	(140)	(140)	0	(214)	(214)	0	(1,008)	(1,008)	0	2,046	2,046

Adjusted net income-All adjustments included	22,678	(823)	21,855	29,687	(989)	28,698	29,523	306	29,829	31,408	1,481	32,889
Adjusted net income-Software adjustment only	22,678	(140)	22,538	29,687	(214)	29,473	29,523	(1,008)	28,515	31,408	2,046	33,454

Total All Adjustments
Basic	1.05	(0.04)	1.01	1.16	(0.04)	1.12	1.12	0.01	1.13	1.17	0.06	1.22
Diluted	1.01	(0.04)	0.97	1.10	(0.04)	1.06	1.08	0.01	1.09	1.13	0.05	1.19

Software Adjustment only
Basic	1.05	(0.01)	1.04	1.16	(0.01)	1.15	1.12	(0.04)	1.08	1.17	0.08	1.24
Diluted	1.01	(0.01)	1.00	1.10	(0.01)	1.09	1.08	(0.04)	1.04	1.13	0.07	1.21

Basic shares	21,603	21,603	21,603	25,529	25,529	25,529	26,393	26,393	26,393	26,900	26,900	26,900
Diluted shares	22,515	22,515	22,515	26,963	26,963	26,963	27,395	27,395	27,395	27,700	27,700	27,700

Impact on Net income:
Impact Year by year - All Adjustments	-3.63%		-3.77%	-3.33%		-3.45%	1.04%		1.03%	4.72%		4.50%
Impact Year by year - Software Adjustment Only	-0.62%		-0.64%	-0.72%		-0.75%	-3.41%		-3.38%	6.51%		6.22%